August 3, 2005

Correspondence Via EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	PokerTek, Inc. (CIK # 0001302177)

         Form S-1 Registration Statement filed herewith

Dear Sir or Madam:

Our client, PokerTek, Inc. has filed herewith a Registration Statement on Form S-1. Please direct all comments regarding the Registration Statement to:

Robert M. Donlon, Esq.	Elizabeth O. Derrick, Esq.
Womble Carlyle Sandridge & Rice	Womble Carlyle Sandridge & Rice
One Wachovia Center	104 South Main Street
301 South College Street, Suite 3500	700 Poinsett Plaza
Charlotte, North Carolina 28202	Greenville, South Carolina 29601
Phone: (704) 331-4964	Phone: (864) 255-5415
Fax: (704) 338-7812	Fax: (864) 255-5489

We look forward to your comments.

Sincerely,

/s/ Robert M. Donlon

/s/ Elizabeth O. Derrick